Exhibit 16.1

[Yohalem Gillman & Co. LLP Letterhead]

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

To Whom It May Concern:

We were previously the independent accountants for Apogee Technology, Inc., and on February 6, 2004 we reported on the consolidated financial statements of Apogee Technology, Inc., and subsidiaries as of and for the year ended December 31, 2003. On January 7, 2005 (effective January 1, 2005), we informed Apogee Technology, Inc. that we had merged with Anchin Block & Anchin, LLP and we would no longer be the independent accountants of Apogee Technology, Inc.

We have read Apogee Technology, Inc.’s statements included under Item 4 of its Form 8-K for January 12, 2005 and we agree with such statements.

/s/ Yohalem Gillman & Co. LLP

New York, New York
January 12, 2005